Exhibit 99.1

Namib Minerals Provides Business Update and Reports Full Year 2025 Results

How Mine Production and Milling Capacity Expansion on Track

Redwing Mine Restart Program Advances with Dewatering Milestone

Tulani Sikwila Named CEO and Leadership Team Expanded to Support Growth Strategy

Management to Host Business Update Conference Call on April 2nd at 8.30am

NEW YORK, April 02, 2026 (GLOBE NEWSWIRE) -- Namib Minerals (“Namib” or “the Company”), (Nasdaq: NAMM), the African mining platform capitalizing on strategic resource opportunities, today announced its full year 2025 financial results and provided a business update highlighting its operational progress, leadership team enhancement and improving market conditions as the Company advances its strategy to build a multi-asset African mining platform.

“Namib Minerals continues to make disciplined progress against our strategic roadmap to expand production,” said Tulani Sikwila, Chief Executive Officer. “2025 was a year of disciplined progress as we executed against our strategy to stabilize operations, increase production capacity, and expand our resource base.”

“I look forward to continuing executing our long-term vision of building a scalable, capital-efficient African mining platform that creates value for Namib’s investors, employees, and communities. Our strong operational expertise, deep regional relationships, and institutional governance as a Nasdaq-listed company ideally positions Namib to unlock value from underdeveloped assets.”

Financial and Operational Results

For the year ended December 31, 2025, Namib produced approximately 25,000 ounces of gold and generated $82.6 million in revenue, compared with $85.9 million in 2024. Adjusted EBITDA increased 18% to $29.0 million, and operating cash flow totaled $13.8 million. These results were in line with the Company’s guidance, despite a lower grade environment at the How Mine. In addition, our Profit increased to $101.2 million in 2025, compared to $3.6 million in 2024, due in large part to the recognition of non-cash items as discussed below.

A significant increase in the average realized gold price during the year helped offset lower grades and reduced production, supporting stable gross profit performance.

Cost performance remained disciplined across operations. Total production costs were approximately $37 million, down 4% from $38.7 million in 2024, reflecting effective cost control, including optimized labor, input usage, and power consumption. On a per-ounce basis, cash costs (or C1 costs) increased to approximately $1,653 per ounce, compared with $1,150 per ounce in the prior year, primarily due to lower production volumes against a largely fixed cost base.

Despite this dynamic, Namib maintained strong profitability, generating gross profit of $34.2 million, representing a gross margin of 41.4%, underscoring the resilience of the How Mine and the benefit of a stronger gold price environment.

Non-cash items related to the Company’s public listing had a significant impact on reported results but did not affect cash flows. These included a $158.8 million gain from the revaluation of earnout liabilities, a $5.7 million gain related to warrant liabilities, and $65.4 million in one-time, non-cash listing expenses associated with the Company’s business combination.

Cash flow generation remained solid despite lower production levels. Net cash provided by operating activities was $13.8 million after interest and tax, reflecting the underlying strength of the How Mine. Investing cash outflows totaled $12.4 million, primarily related to capital expenditures on shaft deepening, underground development, tailings infrastructure, and equipment. The Company views 2025 as a period of elevated investment and expects sustaining capital to normalize in 2026, supporting increased free cash flow as production levels recover.

The Company maintains a solid balance sheet to support its growth strategy. Total assets increased to $62.8 million, up from $51.0 million in 2024, primarily reflecting continued investment in property, plant and equipment. Net debt was approximately $3.3 million, representing a modest level of leverage relative to the Company’s cash-generating capacity.

Operational Update

At our flagship How Mine we continue to focus on increasing throughput, improving equipment availability, maintaining recovery rates, and stabilizing grade. We have put in place several initiatives to improve grade consistency, including tighter grade controls, improved mine planning, and stronger operating discipline underground. These measures are intended to support more predictable production and cost performance over time.

The planned expansion of ore milling capacity at How from 40,500 to 55,000 tonnes per month remains on track with the upgraded facility expected to come online in the second half of 2026.

Namib continues to focus on operational efficiency improvements at How while advancing development work at its brownfield growth projects, including the restart process at the Redwing Mine, where dewatering activities officially commenced on January 29, 2026. Progress to date is meeting expectations with a significant volume of water expected to be removed over an 8-month period that is expected to be completed by late 2026.

Preliminary Capital Requirements

The Company continues to evaluate funding options for the Redwing restart, with a focus on phased capital deployment aligned with project milestones. Namib is prioritizing non-dilutive and minimally dilutive funding solutions where possible and has engaged with strategic capital providers, including development finance institutions as part of a broader process to evaluate and raise the required funding in a phased and systematic manner.

A Strengthened Leadership Team

In March, Tulani Sikwila was appointed Chief Executive Officer. A veteran of the Company, Mr. Sikwila brings an unparalleled understanding of Namib’s history, assets, and strategic priorities and is ideally placed to drive the next chapter of growth.

The Namib leadership team was further strengthened with the appointment of Antonio Nieto as Vice President of Technical Services who additional operational and technical capabilities to advance Namib’s brownfield restart projects and exploration initiatives. The Company also announced that search processes for a Chief Financial Officer and Chief Operating Officer are underway.

In addition, Molly Zhang resigned as a director of the Company, effective April 1, 2026, to pursue other endeavors. The Company thanks Ms. Zhang for her great service and wishes her all the best in her future endeavors.

2026 Guidance

For 2026, at How Mine, our focus is clear: maintain operational consistency, improve throughput, stabilize gold production, and continue disciplined cost management. Based on our current mine plan and operating expectations, we are guiding to production of 28,000 to 31,500 ounces, AISC of $2,400 -$2,700 per ounce, and adjusted EBITDA of $50m to 62m. This guidance is based on a gold price of $4,500 an ounce and certain other assumptions. The Company is not providing guidance for Profit due to the unavailability of certain required inputs that are not available without unreasonable efforts, including, for example, depreciation and amortization related to its capital allocation and for unusual items that are not estimable and are difficult to predict due to various factors outside of the Company’s control.

Conference Call Information

Interested investors and other parties can listen to a webcast of the live conference call by logging onto the Investor Relations section of the Company's website at https://namibminerals.gcs-web.com/. An archived replay of the webcast will be available on the Company’s website shortly after the event concludes.

Namib Minerals management will incorporate responses to a selection of shareholders’ frequently asked questions during the webcast. Shareholders are invited to submit questions via the investor relations email address: IR@namibminerals.com. Please include the hashtag #askNamib in the subject line.

About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a gold producer, developer and explorer with operations focused in Zimbabwe. Namib Minerals is a significant player in Africa’s mining industry, driving sustainable growth and innovation across the sector. Currently Namib Minerals operates the How Mine, an underground gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe. For additional information, please visit namibminerals.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this update are forward-looking statements. Any statements that refer to estimates or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, our management teams’ expectations of funding frameworks and anticipated timelines, 2026 guidance and related assumptions, expanding operational capacity at the How Mine, and the Company’s future operational and financial performance. The forward-looking statements are based on our current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks and uncertainties which include, but are not limited to, (i) market risks, including the price of gold and equipment; (ii) the risk that the Company may not be able to successfully develop its assets as planned, including expanding the How mine and restarting and expanding the Redwing and Mazowe Mines; (iii) the risk that Namib Minerals will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (iv) political and social risks of operating in Zimbabwe. The foregoing list is not exhaustive. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the filings we make with Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on April 2, 2026. We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Reconciliation of Non-IFRS Measures

The Company utilizes non-IFRS financial measures, including Adjusted EBITDA and C1 cost per ounce, to complement its IFRS reporting and provide stakeholders with a deeper understanding of our operational performance and financial health. These measures offer insights into trends and factors that IFRS metrics may not fully capture. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Namib Minerals may not be comparable to similarly titled amounts used by other companies. While not a substitute for IFRS results, they exclude items not indicative of our core operations, enhancing comparability across periods.

Adjusted EBITDA

The Company defines Adjusted EBITDA as profit for the period before finance cost, related party credit loss, taxes, changes in the fair value of earnout liability, changes in fair value of warrants, listing expenses, depreciation and amortization, impairment, interest income, financial guarantee remeasurement, transaction expense and disposal of investment.

	Year ended December 31,
(In thousands)	2025	2024	2023
Profit / (loss) for the period	$101,180	$3,588	$3,627
Finance cost	1,952	1,522	2,415
Related party credit loss	—	1,426	6,818
Income tax expense	7,327	10,907	5,254
Change in fair value of earnout liability	(158,822)	—	—
Change in fair value of warrants	(5,725)	—	—
Listing expense	65,381	—	—
Depreciation and amortization	7,267	4,141	2,705
Impairment	240	5,724	—
Interest income	(16)	(14)	(114)
Financial guarantee remeasurement	—	(2,746)	(486)
Transaction expense	10,220	—	—
Disposal of investment	—	—	41
Adjusted EBITDA	$29,004	$24,548	$20,260

C1 cost per ounce

The Company defines C1 cost as the sum of IFRS production costs and royalties’ expense. C1 cost per ounce is calculated as the C1 cost divided by the ounces of gold sold.

	How Mine			Redwing Mine			Total
($ in thousands, unless	Year ended December 31,			Year ended December 31,			Year ended December 31,
otherwise indicated)	2025	2024	2023	2025	2024	2023	2025	2024	2023
Production cost (IFRS)	$36,958	38,648	36,501	—	23	241	36,958	38,671	36,742
Royalties	4,138	4,279	3,153	—	2	6	4,138	4,281	3,159
C1 cost	$41,096	42,927	39,654	—	25	247	41,096	42,952	39,901
Gold sales (oz)	24,860	37,239	33,585	—	107	409	24,860	37,346	33,994
C1 cost per ounce ($/oz)	$1,653	1,153	1,181	—	234	604	1,653	1,150	1,174

Contacts:

Investor Relations:
IR@namibminerals.com

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